082-00137

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

[redacted]

08002858

SUPPL

FOR IMMEDIATE RELEASE

APPOINTMENT OF DEPUTY CHAIRMAN; ELECTION OF A NEW DIRECTOR

Montréal, Québec, May 9, 2008 – The Board of Directors of Power Corporation of Canada today appointed Mr. Robert Gratton as Deputy Chairman of the Board.

Mr. Gratton served as Chairman, President and Chief Executive Officer of Power Financial Corporation's subsidiary, Montreal Trust, from 1982 to 1989. He was named President and Chief Executive Officer of Power Financial in 1990, and was executive Chairman of the Power Financial Board from May, 2005 until May 8, 2008, when he announced his retirement. He continues to be a member of Power Financial's Board of Directors.

Commenting on his appointment as Deputy Chairman, Mr. Gratton said that he looks forward to his ongoing association with the Power group and that shareholders of Power Corporation and Power Financial Corporation can count on his continuing interest in and support of the group companies and their management.

dlw 5/28

- more -

ELECTION OF A NEW DIRECTOR

At their meeting today the shareholders elected Raymond McFeetors to the Board of Directors. Yesterday, Mr. McFeetors was appointed Vice-Chairman of the Board of Power Financial Corporation.

Power Corporation is a diversified international management and holding company with interests in the financial services industry in North America and Europe. Through affiliates, Power Corporation holds diversified industrial interests in Europe and China.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' current expectations. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes.These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation and its subsidiaries for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties associated with the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable item manner by its subsidiaries.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of GWL&A's sale of its healthcare business, the results from Lifeco's U.S. healthcare business are presented in the consolidated financial statements as "discontinued operations", in accordance with GAAP, Power Corporation's share of these results is included in operating earnings.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

For further information, please contact:

Edward Johnson
Senior Vice-President, General
Counsel and Secretary
Tel: (514) 286-7400

END